Phillips Edison Grocery Center REIT I, Inc. DEFA 14A

Exhibit 99.1

PHILLIPS EDISON GROCERY CENTER REIT I TO ACQUIRE REAL ESTATE ASSETS AND ASSET MANAGEMENT BUSINESS FROM PHILLIPS EDISON LIMITED PARTNERSHIP

Acquisition creates an approximately $4 billion internally-managed REIT, focused exclusively on grocery-anchored shopping centers

Transaction expected to be immediately accretive to earnings

CINCINNATI (May 19, 2017) – Phillips Edison Grocery Center REIT I, Inc. (“PECO I” or the “company”) entered into a definitive contribution agreement on May 18, 2017 to acquire real estate assets and the third party asset management business of its sponsor and external advisor, Phillips Edison Limited Partnership (“PELP”), in a stock and cash transaction valued at approximately $1 billion, subject to closing adjustments.

Upon the closing of the transaction, this highly strategic acquisition will create an internally-managed, non-traded grocery-anchored shopping center REIT with an expected total enterprise value of approximately $4 billion. The resulting enterprise will own a high-quality, nationally-diversified portfolio of 230 shopping centers in 32 states that is well positioned to drive sustained growth and create enhanced value for all shareholders. PECO I estimates that, on a pro forma basis, funds from operation (“FFO”) would have increased by 8-10% on a per share basis for the three months ended March 31, 2017 relative to actual results.

Under the terms of the agreement, PELP will receive approximately 45.2 million operating partnership units ( “OP units”) in PECO I’s operating partnership, Phillips Edison Grocery Center Operating Partnership I, L.P. (“PECO I OP”), inclusive of 4.8 million Class B Units in PECO I OP already outstanding, and approximately $50.0 million in cash in exchange for the contribution of PELP’s ownership interests in 76 shopping centers and its third party asset management business.

Each OP unit is exchangeable for PECO I common shares. PECO I’s board of directors recently reaffirmed that the company’s common stock has an estimated value per share of $10.20 as of March 31, 2017. An independent third party valuation firm, Duff & Phelps, provided a range of the estimated value per share of the company’s common stock based substantially on its estimate of the market value of the company’s portfolio as of March 31, 2017.

The cash portion of the consideration will be used to retire certain minority interests in PELP to help ensure the combined company maintains its qualification as a REIT.

Management will receive no cash consideration in this transaction and will be subject to traditional and customary lockup provisions. Additionally, PECO I will not pay any internalization fees in connection with the transaction, i.e., no consideration is being paid for the advisory services that PELP provides to PECO I.

Outstanding debt of approximately $501 million is expected to be refinanced or assumed by PECO I at closing under the terms of the agreement. The agreement also includes an earn-out structure with an opportunity for PELP to receive up to an additional 12.49 million OP units if certain milestones are achieved related to a liquidity event for PECO I shareholders and fundraising targets in PELP’s third non-traded REIT, Phillips Edison Grocery Center REIT III.

On a pro forma basis, immediately following the closing of the transaction, PECO I shareholders are expected to own approximately 80.2%, and former PELP shareholders are expected to own approximately 19.8% of the combined company. The transaction was approved by the independent special committee of PECO I’s board of directors, which had retained independent financial and legal advisors. The closing of the transaction is subject to the satisfaction of customary conditions. Although not required by law or under PECO I’s governing documents, PECO I has conditioned the closing of the transaction on the receipt of the approval of its shareholders. PELP will also seek the approval of its partners. The transaction is expected to close during the fourth quarter of 2017.

“Shareholders of PECO I will benefit from a combined enterprise with internalized management, increased size and scale, higher earnings potential, greater earnings growth potential, improved dividend coverage and enhanced access to capital,” said Stephen Quazzo, the chair of the special committee of PECO I’s board of directors. “Importantly, we expect this strategic transaction to be immediately accretive to FFO per share, and it positions PECO I well for future capital market opportunities including potential liquidity alternatives.”

Summary of Strategic Benefits

The transaction is expected to create significant operational and financial benefits, including:

•	Maintains Grocery Focus: Combined portfolio and all assets under management are focused entirely on grocery-anchored shopping centers with an emphasis on necessity-based retailers, which have proven to be both internet and recession resilient.

•	Improved Earnings: Expected to be accretive to funds from operations (FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”)) through meaningful cost synergies from an internalized management structure. Estimated pro forma FFO for the first quarter of 2017 would have increased by approximately 8-10% relative to the performance of stand-alone PECO I.

•	Dividends and Dividend Coverage: Future monthly distributions for PECO I are expected to remain unchanged following the transaction. PECO I estimates that pro forma FFO would have fully covered distributions for the three months ended March 31, 2017, relative to actual coverage of 92% for PECO I standalone.

•	Strengthened Balance Sheet: The combined company is expected to have an improved capital position on a Total Debt/EBITDA basis and a total debt to enterprise value of approximately 41.4%, which positions the company well for attractive future financing opportunities.

•	Better Alignment of Management: Internalized management structure creates better alignment with its shareholders. Through its investment in OP Units, management will be PECO I’s largest equity owner, owning over 18 million OP Units and common shares, with a long-term view of shareholder value and will be subject to traditional and customary lock-ups.

•	Increased Potential for Future Growth: Acquired real estate has the opportunity for higher net operating income growth, and the asset management business provides an additional avenue for future long-term earnings growth as assets under management increase.

•	Improved Geographic and Tenant Diversity: The combined company will own a high-quality portfolio of 230 grocery-anchored shopping centers comprising approximately 25.5 million square feet in established trade areas located in 32 states, and will benefit from greater geographic, grocery anchor and tenant diversification.

•	Superior Financial Strength and Flexibility: With enhanced size and scale, the combined company will have additional access to capital, which can be used to support strategic investments to drive future growth opportunities.

•	Liquidity Opportunities: Given its enhanced size, scale, improved financials and internalized management structure, the combined company is better positioned to capitalize on capital market opportunities, including potential liquidity alternatives.

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Distribution Reinvestment Plan and Share Repurchase Program

In connection with the proposed acquisition, PECO I has modified its distribution reinvestment plan (DRP) for the month of June, and DRP participants will receive their June distribution in cash. The DRP plan will resume in July after the expected filing of a preliminary proxy statement in June. The share repurchase program (SRP) is suspended for the month of June and is also expected to resume in July after the filing of the same preliminary proxy statement in June.

Advisors

Lazard is acting as the exclusive financial advisor and Sidley Austin LLP is acting as legal advisor to the special committee of the board of directors of PECO I. Goldman, Sachs & Co., JP Morgan Securities LLC, and KeyBanc Capital Markets Inc. are acting as financial advisors, and Latham Watkins LLP is acting as legal advisor to PELP.

Forward Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the transaction and the ability to consummate the transaction and anticipated accretion, dividend coverage, dividends and other anticipated benefits of the transaction. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about PECO I’s plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of PECO I’s performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “pro forma,” “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. PECO I makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this release, and does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Phillips Edison Grocery Center REIT I, Inc.

PECO I is a public non-traded REIT that seeks to acquire and manage well-occupied grocery-anchored neighborhood shopping centers having a mix of national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. As of March 31, 2017, the company owned and managed an institutional quality retail portfolio consisting of 154 grocery-anchored shopping centers totaling approximately 16.8 million square feet.

About Phillips Edison Limited Partnership

Since 1991, Phillips Edison Limited Partnership has focused on the grocery-anchored shopping center sector. The company has a fully integrated in-house operating platform built on market leading expertise designed to optimize property value and consistently deliver a great shopping experience. Led by a veteran management team, Phillips Edison’s operating platform provides retail services including acquisition, redevelopment, leasing and management of grocery-anchored retail centers. The company's portfolio currently includes a national footprint of retail properties. The company has corporate offices in Cincinnati, Salt Lake City, New York City and Atlanta. More information about PELP can be obtained at PELP’s website at www.phillipsedison.com or on PELP’s LinkedIn page.

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Additional Information About the Transaction and Where to Find It

This communication does not constitute a solicitation of materials of any vote or approval in respect of the proposed transaction involving PECO I or otherwise. In connection with the proposed transaction, a stockholder meeting will be announced soon to obtain stockholder approval. In connection with the proposed transaction, PECO I intends to file relevant materials, including a proxy statement, with the Securities and Exchange Commission (the “SEC”). Investors and security holders of PECO I are urged to read the definitive proxy statement and other relevant materials when they become available because they will contain important information about PECO I and the proposed transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by PECO I with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at PECO I’s website at www.grocerycenterREIT1.com or by sending a written request to the Company at 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations.

Participants in the Solicitation

PECO I and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of PECO I in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of PECO I’s stockholders in connection with the proposed transaction and their ownership of PECO I’s common stock will be set forth in the proxy statement for its stockholder meeting. Investors can find more information about PECO I’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its definitive proxy statement filed with the SEC on Schedule 14A on April 29, 2016.

Stockholder Update Call

Company management will publish a stockholder update webinar on May 22, 2017 to discuss the transaction. Interested parties can listen to the presentation by clicking the link available in the Events & Presentations section of the Investor Relations website at http://investors.grocerycenterreit1.com/event.

Investor Contact:

Michael Koehler

Director of Investor Relations

mkoehler@phillipsedison.com | 513-338-2743

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